Canfield Medical Supply, Inc.

1314 E Las Olas Blvd., Suite #221

Ft Lauderdale, FL 33301

June 5, 2020

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Jay Ingram, Esq.

Legal Branch Chief,.

Re:    Canfield Medical Supply, Inc.

Preliminary Information Statement on Schedule 14C

Filed May 28, 2020

File No. 000-55114

Dear Mr. Ingram:

Please find below responses to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 4, 2020, relating to the Preliminary Information Statement on Schedule 14C filed by Canfield Medical Supply, Inc., referenced above.

The Company’s response to the Staff’s comment is below. For your convenience, the Staff’s comment contained in the Comment Letter has been restated.

Preliminary Information Statement on Schedule 14C filed May 28, 2020

General

1. We note that in connection with entering into your plan of merger with Splash Beverage, you also agreed to transfer to Mr. Michael West your existing home health services business. Please tell us whether that transaction has occurred. If so, please also provide us your analysis of whether you were required to obtain shareholder approval for it and file a proxy or information statement.

Response:

The Company has not transferred its existing home health services business. The Company is still reviewing the transaction and will decide on a later date if and when such transaction may occur.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, David B. Manno, Esq., of Sichenzia Ross Ference LLP at (212) 981-6772.

Very truly yours,

/s/ Dean Huge

Dean Huge

Chief Financial Officer